SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Partnership for Ethanol market

Rio de Janeiro, June 21st, 2010, Petróleo Brasileiro S.A – Petrobras announces a strategic partnership between its wholly-owned subsidiary Petrobras Biocombustíveis S.A. (PBio) and São Martinho S.A aiming to increase ethanol production.

The partnership involves São Martinho Group’s wholly-owned subsidiaries “Usina Boa Vista S.A.” and “SMBJ Agroindustrial S.A.”. The Boa Vista plant is located in Quirinópolis, state of Goiás, and has a current sugarcane crushing capacity of 2.5 million metric tons per year.

A new company will be incorporated, "Nova Fronteira Bioenergia S.A.", which will control Usina Boa Vista S.A. and SMBJ Agroindustrial S.A. PBio will subscribe shares corresponding to R$ 420.8 million, and as a result it will control 49% of the new company. The investment to be made by PBio will occur in two phases and the second one is expected to occur within 12 months from the subscription date. PBio will hold first-refusal rights, at market terms and conditions, for the acquisition of up to 49% of the ethanol and electric power produced by the new company.

Find below the Material Fact released by the companies.

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

MATERIAL FACT

Petrobras and São Martinho announce strategic partnership
to produce ethanol in Brazil’s Midwest

São Paulo, June 21, 2010 - Petróleo Brasileiro S.A. – Petrobras, through its subsidiary Petrobras Biocombustível S.A. (PBio), and São Martinho S.A. announce the formalization of a strategic partnership to increase ethanol production in Goiás state, located in Brazil's Midwest Region.

The partnership involves São Martinho Group’s wholly-owned subsidiaries “Usina Boa Vista S.A.” and “SMBJ Agroindustrial S.A.”, the latter incorporated for the purpose of developing a greenfield project to produce ethanol. The Boa Vista plant is located in Quirinópolis, state of Goiás, and has a current sugarcane crushing capacity of 2.5 million metric tons, with the investments already made and planned, targeting an annual capacity of 7.0 million metric tons as of the 2014/15 harvest year.

TRANSACTION DETAILS

1)      A new company will be incorporated under the name "Nova Fronteira Bioenergia S.A.", which will control Usina Boa Vista S.A. and SMBJ Agroindustrial S.A., both located in the state of Goiás.

2)      PBio will subscribe shares corresponding to R$ 420.8 million, and as a result it will control 49% of the new company. The investment to be made by PBio through the share payment will occur in two phases, with the first corresponding to R$ 257.6 million to be disbursed within 90 days, following conclusion of the legal analysis of the companies’ documents (due diligence) process, and the second corresponding to R$ 163.2 million to be disbursed within 12 months from the subscription date.

3)      As part of the agreement, PBio will hold first-refusal rights, at market terms and conditions, for the acquisition of up to 49% of the ethanol and electric power produced by the new company.

I-     GOVERNANCE

The governance of the new company will be equally shared between the partners. The Board of Directors will be composed of six members, of which three will be appointed by São Martinho and the other three by PBio.

The Chairman of the board of directors will be appointed by São Martinho, and the vice-chairman appointed by PBio. All matters of a strategic nature will be resolved by consensus.

The new company’s chief executive officer and the chief operating officer will be appointed by São Martinho, while the chief financial and administrative officer will be appointed by PBio.

II-   MAIN IMPACTS

On March 31, 2010, "Usina Boa Vista S.A." and the greenfield project "SMBJ Agroindustrial S.A." (then wholly owned subsidiaries of the new company) held net debt of R$ 409.5 million.

Following the conclusion of the capital injection by PBio, the new company’s net equity recorded at the consolidated balance sheet will be R$ 858.8 million. The capital injected by PBio will be allocated to expanding the new company's production capacity, especially at Usina Boa Vista.

The transaction will also contribute to improve the financial position of the new company, with a significant reduction in its consolidated net debt.

III-  OWNERSHIP STRUCTURE AFTER CONCLUSION OF THE TRANSACTION.

The conclusion of the transaction is subject to the conclusion of the due diligence process and approval by Brazil's antitrust authorities.

Almir Guilherme Barbassa

Chief Financial and Investor Relations Officer (Petrobras)

Tel: +55 21 3224-9947

E-mail: invest@petrobras.com.br

IR Website: www.petrobras com.br/ri

João Carvalho do Val

Chief Financial and Investor Relations Officer (São Martinho S.A.)

Tel: +55 11 2105-4100

E-mail: ri@saomartinho.ind.br

IR Website: www.saomartinho.ind.br/ri

About São Martinho

The São Martinho Group is one of the largest sugar and ethanol groups in Brazil, with annual sugarcane crushing capacity of 14 million metric tons. The group operates three mills: São Martinho, in Pradópolis (in the Ribeirão Preto region of São Paulo state); Iracema, in Iracemápolis (in the Limeira region of São Paulo state); and Boa Vista (in Quirinópolis, 300 km from Goiânia, in Goiás state); as well as a unit producing a ribonucleic acid known as Omtek, which is also based in Iracemápolis. The group's average harvest mechanization ratio is 82%, with this figure reaching 100% at the Boa Vista Mill. For more information, please visit the website at www.saomartinho.ind.br.

About Petrobras Biocombustível

Petrobras, through its wholly owned subsidiary Petrobras Biocombustível, holds interests in sugar-energy companies that currently have annual sugarcane crushing capacity above 20 million metric tons, with planned investments of US$ 2.4 billion between 2009-2013 to expand ethanol and biodiesel production capacity, particularly in Brazil, in order to meet the growing demand for biofuels both locally and abroad.

This document contains forward-looking statements related to the business outlook, operating and financial projections and growth prospects of São Martinho. These statements are merely projections and as such are based exclusively on Management’s expectations for the future of the business. These forward-looking statements depend materially on changes in market conditions and the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

Almir Guilherme Barbassa

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.